August 15, 2005
George F. Ohsick, Jr.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	First National Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 333-60283
Dear Mr. Ohsick:
     This letter is provided in connection with the review letter from your office dated July 21, 2005 regarding the filing referenced above. The response items indicated below are keyed exactly to the item numbers provided in your letter.
1.	The annual report on Form 10-K/A, filed with the Commission contemporaneously with this letter, amends registrant’s audit report to include the city and state of registrant’s independent auditor consistent with the requirements of Rule 2-02(a)(3) of Regulation S-X.
     In connection with these amendments to the above referenced filing, the registrant hereby acknowledges the following:
▪	registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions regarding the above referenced filing or the amendment thereto filed contemporaneously with this letter, please do not hesitate to contact me.

Sincerely,

/s/ Glen W. Fausset
Glen W. Fausset
President, First National Bancshares, Inc.